August 4, 2021

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Acceleration Request for Payoneer Global Inc.

Registration Statement on Form S-1 (File No. 333-258027)

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Payoneer Global Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-258027 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Daylight Time, on Friday, August 6, 2021, or as soon as practicable thereafter.

Please contact Byron Rooney of Davis Polk & Wardwell LLP via telephone at (212) 450-4658 or via e-mail at byron.rooney@davispolk.com with any questions and please notify him when this request for acceleration has been granted.

*          *          *

Very truly yours,

/s/ Scott Galit
Name: Scott Galit
Title: Chief Executive Officer

cc:	Byron Rooney

(Davis Polk & Wardwell LLP)